Exhibit 12 American Retirement Corporation Ratio of Earnings to Fixed Charges (in thousands)

	Qtr ended		Year Ended December 31,

	3/31/04	2003	2002	2001	2000	1999
Earnings:
Pretax income (loss) from continuing
operations before minority interests and
income or loss from equity investees	(3,517)	(12,385)	(94,940)	(47,358)	(7,449)	6,759
Plus: Fixed charges	24,815	101,234	121,135	76,496	58,143	40,577
Amortization of capitalized interest	20	81	74	68	62	36
Distributions from equity investees	--	175	--	--	--	--
Less: Capitalized interest	--	--	(15)	(861)	(1,422)	(2,136)

Total earnings	21,318	89,105	26,254	28,345	49,334	45,236

Fixed charges:
Interest expense, including amortized
premiums, discounts and capitalized
expenses related to indebtedness	9,701	53,570	48,855	40,268	38,454	25,456
Capitalized interest	--	--	15	861	1,422	2,136
Rental expense	15,114	47,664	72,265	35,367	18,267	12,985

Total fixed charges	24,815	101,234	121,135	76,496	58,143	40,577

Ratio of earnings to fixed charges	0.86	0.88	0.22	0.37	0.85	1.11

Earnings required to cover fixed charges	3,497	12,129	94,881	48,151	8,809	--

For purposes of this computation, earnings are defined as income (loss) before income taxes and adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees, less capitalized interest. Fixed charges are defined as the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rent expense.